Filed by Constellation Energy Group, Inc.
(Commission File No. 1-12869)

Pursuant to Rule 425 under the Securities
Act of 1933 and deemed filed pursuant to
Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company:
FPL Group, Inc.
(Commission File No. 1-008841)

Constellation Energy and FPL Group—

A Compelling Combination

March 2006

Dear Retirees, Surviving Spouses and Disabled Employees:

In December, Constellation Energy announced a merger with FPL Group. The proposed merger will create a new industry leader that will be North America’s leading competitive energy supplier, the largest generation fleet and the nation’s second largest electric utility. The merger requires numerous approvals and is expected to be completed by the end of 2006.

We consider you an important stakeholder, and we want to ensure you have the facts about the merger announcement.

There’s been considerable speculation in the media about this transaction. In the weeks and months ahead, you’ll learn the facts about the advantages gained through this partnership. There are many.

I believe that all who are affected by the merger will come to view it as overwhelmingly positive. The new Constellation Energy will be double in size, and our competitive growth engine will be managed from Baltimore. We will have both a significantly strengthened balance sheet and a leadership position in competitive markets. That all adds up to opportunity.

Still known as Constellation Energy, the combined company will be co-headquartered in Baltimore, Md., and Juno Beach, Fla. We’re joining forces with one of the fastest growing and best run utilities and merchant generators in America. The combined company will be a FORTUNE 100 company and nearly double the size of Constellation Energy today, with approximately $27 billion in annual revenue.

It’s important to emphasize that the headquarters of our competitive businesses (Constellation Commodities Group, Constellation NewEnergy, BGE Home, Constellation Energy Projects & Services) will remain in Baltimore. We anticipate no changes for BGE, which will maintain its current operations.

My role in the new company will be Chairman of the Board, and I will head the competitive companies. FPL’s Chief Executive Officer, Lewis Hay, will become CEO of Constellation Energy upon closing of the merger.

Our companies genuinely bring out the best in each other. We have our strengths and skills, FPL Group has theirs. Each company has a diverse and efficient merchant generation fleet, and FPL has plants in key geographic areas such as Texas and New England, where we serve many customers. This presents an important competitive advantage. We lower our costs if we serve the needs of our customers from our own plants, rather than exclusively buying and hedging supply in the open market.

In other areas, our companies share similarities. FPL Group operates a utility in Southern Florida, Florida Power & Light, with 4.3 million customers, and we have BGE in central Maryland with 1.2 million customers. Each company is an experienced nuclear operator, and the new company will manage seven nuclear power stations and 11 units, making us the third-largest nuclear operator in America.

In the short term, we will continue to remain focused on our 2006 business plan priorities.

For additional details about the merger, please visit www.constellation.com. This site will be updated as new information becomes available.

This is an extraordinary event for Constellation Energy, the start of a new chapter in a story that dates to 1816 and our first years as the Gas Light Company of Baltimore. I firmly believe this next chapter will be marked by success and strong, sustainable growth.

You have my commitment that at every step in this process I will do everything I can to keep you updated and informed. Thanks to each of you for your continued commitment to Constellation Energy.

Regards

Mayo A. Shattuck III

quick facts

•                  $27 billion in annual revenues for the combined company

•                  $57 billion in combined assets

•                  Nation’s premier competitive energy company

•                  Nation’s largest generation company and third-largest nuclear fleet operator

•                  Nation’s second-largest electric utility portfolio

•                  5.5 million electric and gas customers in Florida and Maryland

•                  Approximately 21,750 employees

•                  FORTUNE 100 company co-headquartered in Baltimore, Md., and Juno Beach, Fla.

Frequently Asked Questions

The Deal

What was the announcement about Constellation Energy and FPL Group?

On Dec. 19, Constellation Energy and FPL Group, two of the strongest, fastest-growing and most successful energy companies in America, announced that they have agreed to merge. This merger will create North America’s No. 1 competitive energy supplier, the largest generation fleet and the nation’s second-largest electric utility.

When does the merger become effective?

The proposed merger is expected to close in the second half of 2006.

Why are we doing this?

The merger will create a combined enterprise with significantly more growth potential than either company could achieve on a stand-alone basis. The deal puts us in a better position to increase shareholder value. It will bring together two strong, successful industry leaders whose assets and skill sets fit very well together. In fact, these skills combine the best of the regulated utility and competitive energy businesses. The combined company will continue to focus on providing outstanding service to its millions of customers.

Retirees

As a Constellation Energy retiree, what will happen to my benefits?

There is no immediate impact to retiree benefits. Retirees will continue with their current benefit programs.

As a retiree, will this merger impact my pension? Will I still have a pension? Will it be reduced?

At Constellation Energy, we are committed to providing a competitive Total Rewards package. We continuously evaluate the value, cost and competitiveness of our benefits programs, which includes the Constellation Energy Pension Plan.

At Constellation Energy, the pension plans are safeguarded in three ways. First, our pension assets are held in an external trust and professionally managed. That means that pension assets cannot be used for any other purpose than to pay for retirement benefits.

Second, the federal government requires Constellation Energy to contribute enough to the trust fund to cover all the benefits earned. Short of bankruptcy, Constellation Energy is obligated to pay pension benefits. Finally, if for some reason Constellation Energy were in bankruptcy and had no assets to pay these benefits, a portion of earned pension benefits is insured by the Pension Benefits Guaranty Corporation (PBGC).

As a result of the merger, the combined company will be supported by one of the strongest balance sheets in the industry. Both before and after the merger, Constellation Energy is committed to maintaining a strong credit rating and ensuring the company’s financial strength and position.

Employees

How will this impact Constellation Energy employees?

There will be no immediate impact to employees and it is anticipated there will be little to no impact through 2006. While the merger is proceeding through the approval process, Constellation Energy will remain an independent company and will continue to focus on its 2006 business plans and objectives. In fact, it’s very important that employees stay focused on their current responsibilities.

When the merger is approved, will there be job losses?

That isn’t known at this time, but any necessary staff reductions will be achieved through normal attrition wherever possible. It’s estimated the merger will result in approximately $200 million — $250 million of savings after the combined company has been in operation for three years. That savings number can be reached in a variety of ways, including growth of the businesses and jobs lost through normal attrition. There is relatively little overlap in our geographic territories and operations. We would expect the level of organizational redundancy to be relatively low and largely confined to corporate staff functions.

If jobs must be cut, how will that be determined?

An analysis will be done in 2006 to identify redundant job functions at the two companies. This analysis will be carried out by integration teams with representation from both companies. Again, these overlapping functions may be addressed through normal attrition. It’s also important to keep in mind that the combined company will be committed to a growth strategy and could well be adding positions in some areas of the business.

Shareholders

I’m a stockholder of Constellation Energy. Do I need to take any action?

You will receive information in an upcoming proxy statement.

When will I receive proxy materials to vote on the deal?

That has not yet been determined, but every shareholder will have sufficient time to carefully review the materials before voting on the transaction or taking any other action.

Strategy

What are some specific benefits of the merger?

The main benefit is that it will help us achieve a higher level of profitable growth by creating a larger, more efficient company. Constellation Energy and FPL Group and our respective assets and skill sets fit very well together. FPL Group has generation assets in key markets such as Texas and New England, where Constellation Energy serves considerable load but owns little generation. The merger will enable us to realize savings in fleet management with the expanded nuclear portfolio, which will double in size to 11 units.

What’s our strategy? Utility or competitive markets?

Both. The company is committed to a growth strategy, and this combination will allow the combined company to grow beyond what either company could have achieved individually. Our goal is to achieve a balanced mix of regulated and competitive businesses, because experience has shown that both are necessary for each to grow and thrive. This merger is about creating a combined enterprise very well positioned for long-term strength, growth and success.

Does this mean Constellation Energy is retreating from competitive markets?

No, just the opposite. This merger is about growth— and the competitive sector is where that growth can best be achieved. Constellation Energy is the market leader in the competitive sector and fully intends to maintain and broaden that role. This merger puts the competitive segment of the business on a stronger footing—financially, and in terms of merchant assets. Competitive markets across North America remain robust, particularly at a time of rising commodity prices. Now more than ever, customers need competitive suppliers.

What can Constellation Energy and FPL Group do better together than they could do separately?

Many things. For example, FPL Group is a leader in wind energy, an area in which Constellation Energy has little experience. While FPL Group has competitive businesses, it will gain access to Constellation Energy’s risk management and customer-facing competitive businesses, each market leaders in the wholesale and retail sectors. Most important, FPL Group and Constellation Energy can grow more profitably together than separately. This merger doubles our size, combining a leading customer-facing and risk-management operation with a greatly expanded generation asset base.

Transition Planning

Beyond Lewis Hay, Mayo Shattuck and Follin Smith, who will be the senior leaders of the combined company?

In addition to Hay, Shattuck and Smith, Jim Robo, president of FPL Energy, LLC, has been selected to head up Regulated Utilities and Generation, and Moray Dewhurst, FPL’s chief financial officer, will be in charge of Transition & Integration for the combined Constellation Energy. Armando Olivera and Ken DeFontes will remain in their respective positions at each of the utilities. Additional operational decisions will be made by the integration team, on which both companies will be represented.

Who is leading the transition team?

Moray Dewhurst, FPL’s chief financial officer, and E. Follin Smith, Constellation Energy’s chief financial officer, are managing the Transition and Integration team.

Will any joint marketing programs begin prior to merger completion?

No. Until the transaction is approved and completed, both companies will remain legally separate entities, and as such, both must and will continue to pursue their respective marketing programs and other business activities on a stand-alone basis, exactly as before.

What is Constellation Energy doing to retain its competitive customers between now and transaction closing?

The most important message for all Constellation Energy customers is that we will continue to serve them exactly as before, providing the highest level of customer service and support. We’ll also be letting them know about the long-term benefits of the merger.

Will any FPL Group employees be relocated to Baltimore?

It is anticipated the respective utility operations will operate independently, much as they do today. Long term, we would expect to gain value by combining operations of FPL’s and Constellation Energy’s competitive businesses. The competitive businesses will be based in Baltimore, and at this point it’s not clear if some positions may move to other locations.

Baltimore and Maryland

How long is the commitment to keep dual headquarters?

The two companies have committed to dual headquarters for at least five years and have communicated that commitment to public and community leaders in each city.

Which companies are staying in Baltimore, and which might go to Florida?

The dual headquarters for the combined company will be Baltimore, Md., and Juno Beach, Fla. As for individual business units, many of those decisions have yet to be made. It has been determined that Constellation Energy Commodities Group, Constellation NewEnergy, BGE HOME and Constellation Energy Projects & Services will continue in their current locations in Baltimore and elsewhere. BGE stays and remains with the same name as an independent utility. Fellon-McCord and CNE—Gas will remain in Louisville, Ky. Fossil and renewable generation will be headquartered in Juno Beach, Fla. It’s not clear at this stage whether at some point there will be relocation of other functions from either headquarter city.

Will there be a negative impact for Baltimore?

No, Baltimore is gaining a dual headquarters of a significantly larger, FORTUNE 100 company that will be the premier competitive energy company in America. The combined company will be named Constellation Energy, and the competitive businesses that will drive its growth will be based and managed from Baltimore for a minimum of five years.

Will the combined company live up to its community commitments in Baltimore?

Yes. Both Constellation Energy and FPL Group have solid records for community support and local sponsorships. Each has made a long-term pledge to maintain or increase current levels of local giving and support to those communities.

What regulatory approval is needed in Maryland? What are the benefits to customers?

Constellation Energy will review the merger with the Maryland Public Service Commission (PSC). Benefits to BGE customers include opportunities to improve reliability through sharing of best practices and mutual support in the event of a natural disaster.

Forward-Looking Statements. This filing contains, in addition to statements of historical fact, certain forward-looking statements. These forward-looking statements relate to, among other things, the proposed merger and the combined company and involve risks and uncertainties. Actual results could differ from those currently anticipated due to a number of factors. Forward-looking statements are based on information available to management at the time, and they involve judgments and estimates. There can be no assurance as to the timing of the closing of the merger, or whether the merger will close at all. Factors that could cause the merger to be delayed or to failed to close at all include: the failure to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of Constellation Energy Group, Inc. (“Constellation”) or FPL Group, Inc. (“FPL”) stockholders to approve the transaction; a material adverse change in the business, assets, financial condition or results of operations of Constellation or FPL; the risk that the businesses will not be integrated successfully or that anticipated synergies will not be achieved or will take longer to achieve than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees, suppliers or governmental entities; unexpected transaction costs or liabilities; economic conditions; and other specific factors discussed in documents filed with the Securities and Exchange Commission by both Constellation and FPL. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Constellation at www.constellation.com/investors. Investors and security holders may obtain free copies of the documents filed by FPL at www.fplgroup.com/investor. Neither Constellation nor FPL assumes any responsibility to update any forward-looking statements as a result of new information or future developments except as expressly required by law.

Additional Information and Where to Find It. Constellation and FPL intend to file a registration statement of Constellation on Form S-4 containing a joint proxy statement/prospectus of Constellation and FPL, which will include material relating to the meetings of shareholders to vote on the approval of matters related to the merger. Investors and security holders of Constellation and FPL are urged to read the joint proxy statement/prospectus to be filed by Constellation and FPL and other relevant materials when they become available because they will contain important information about Constellation, FPL and the proposed transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov. In addition, a copy of the joint proxy statement/prospectus (when it becomes available) may be obtain free of charge from Constellation Energy, Shareholder Services, 750 East Pratt St., Baltimore, Maryland 21202, or from FPL, Shareholder Services, P.O. Box 14000, 700 Universe Blvd., Juno Beach, Florida 33408-0420.

No Offer or Solicitation. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation. Constellation, FPL and their respective executive officers and directors may be deemed, under the rules of the Securities and Exchange Commission, to be participants in the solicitation of proxies from Constellation’s and/or FPL’s shareholders with respect to the proposed transaction. Information regarding the officers and directors of Constellation is included in its 2004 Form 10-K and the definitive proxy statement for its 2005 annual meeting filed with the Securities and Exchange Commission on April 13, 2005. Information regarding the officers and directors of FPL is included in its 2004 Form 10-K and the definitive proxy statement for its 2005 annual meetings filed with the Securities and Exchange Commission on April 5, 2005. Information regarding J. Brian Ferguson, a director of FPL elected since the date of the filing of the 2005 definitive proxy statement, can be found in FPL’s filing on Form 10-Q dated August 4, 2005. More detailed information regarding the identity of potential participants, and their interests in the solicitation, will be set forth in the joint proxy  statement/prospectus and other materials to be filed with the Securities and Exchange Commission in connection with the proposed transaction.